 Exhibit (a)(1)(J)

The Bulldog-Ancora Group Announces Results of Tender Offer for Adams Natural Resources Fund

SADDLE BROOK, N.J. – June 29, 2020 – The Bulldog-Ancora Group, an entity formed by Bulldog Investors, LLC (“Bulldog”) and Ancora Advisors, LLC (“Ancora”), today announced that its offer to purchase up to $70 million worth of shares of Adams Natural Resources Fund, Inc. (NYSE: PEO) at 88% of the net asset value per share (“NAV”) of PEO at the close of the regular trading session of the New York Stock Exchange on the expiration date expired at midnight Eastern time on June 26, 2020. Based on information provided by Computershare, the depository for the offer, a total of 1,445,144 shares were validly tendered and all such shares will be accepted for payment of $11.0264 per share (88% of $12.53).

About Bulldog Investors

Bulldog Investors is an SEC-registered investment advisor that manages Special Opportunities Fund, Inc. (NYSE:SPE), a registered closed-end investment company, and separately managed accounts. Bulldog’s clients beneficially holds approximately 1.4% of the outstanding common stock of PEO.

About Ancora Advisors

Ancora Holdings Inc. is the parent company of three SEC-registered investment advisors including Ancora Advisors LLC which manages separately managed accounts, the Ancora Family of Mutual Funds, and private investment funds. Ancora’s clients hold approximately 8.5% of the outstanding common stock of PEO.

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